PLAN OF DISTRIBUTION

Underwriting Arrangements

On March 9, 2012 the Company, Zesko B.V., Cinven Cable Investments S.à r.l., WP Holdings IV B.V., the Management Selling Shareholders and the Joint Bookrunners on behalf of the Underwriters will enter into an underwriting agreement and the other Selling Shareholders and the Joint Global Coordinators on behalf of the Underwriters will enter into a co-investor underwriting agreement (together, the "Underwriting Agreement").

Under the terms and subject to the conditions set forth in the Underwriting Agreement, the Underwriters have severally agreed to procure purchasers for or, failing which, to purchase themselves, and the Selling Shareholders have agreed to sell to purchasers procured by the Underwriters or, failing which, to the Underwriters themselves, the Offer Shares. The proportion of Offer Shares which each Underwriter may severally be required to purchase is indicated below.

Underwriters	Percentage of Total Offer Shares
J.P. Morgan Securities Ltd.	19.25%
Morgan Stanley & Co. International plc	23.00%
Deutsche Bank AG, London Branch	13.50%
UBS Limited	13.50%
ABN AMRO Bank N.V.	5.50%
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	5.50%
HSBC Bank Plc	8.00%
Nomura International plc	8.75%
Société Générale	3.00%
Total	**100.00%**

The Underwriting Agreement provides that the obligations of the Underwriters to procure purchasers for or, failing which, to purchase themselves the Offer Shares, and, if applicable, the Additional Shares, are subject to: (i) entry into the Pricing Agreement between the Company, the Selling Shareholders and the Joint Bookrunners on behalf of the Underwriters, which will contain the Offer Price, (ii) receipt of opinions on certain legal matters from counsel, (iii) receipt of customary officers' certificates, (iv) the absence of a suspension of trading on Euronext Amsterdam or certain other markets, (v) the absence of a material adverse change in the Company's financial conditions or business affairs or in the financial markets and (vi) certain other conditions.

In consideration of the agreement by the Underwriters to procure purchasers for or, failing which, to purchase themselves the Offer Shares and, if applicable, the Additional Shares, at the Offer Price and subject to the Offer Shares being sold as provided for in the Underwriting Agreement, the Selling Shareholders have agreed to pay to the Underwriters certain selling, underwriting and management commissions of 1.50% of the product of the Offer Price and the aggregate number of Offer Shares and Additional Shares, if any. In addition, at the sole discretion of Cinven Cable Investments S.à r.l. and WP Holdings IV B.V., and after consultation with the Company, the Selling Shareholders may pay a discretionary commission of up to 1.50% of the product of the Offer Price and the aggregate number of Offer Shares and Additional Shares, if any. Such consultation with the Company shall be exclusively for informal purposes and shall not be construed as a requirement to seek the consent of the Company.

The Company and the Selling Shareholders have been advised by the Underwriters that the Underwriters propose to offer the Offer Shares and, if applicable, the Additional Shares, subject to the entry into of the Pricing Agreement. The Offering will comprise (i) a public offering to institutional and retail investors in the Netherlands and (ii) a private placement to certain institutional investors in various other jurisdictions. The retail offer and employee offer will have a preferential allocation. See "The Offering".

The Offering is made: (i) within the United States, to QIBs pursuant to Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and applicable state securities laws; and (ii) outside the United States, in accordance with Regulation S. Neither the Offer Shares nor the Additional Shares have been or will be registered under the US Securities Act and may not be offered or sold within the United States except as described in the immediately preceding sentence.

160

Marsico Capital Management
COMMISSION REPORT
From 03-21-12 To 03-21-12

Sort Category: Broker

Name: Harbor International Growth Fund

Date	B/S	Symbol	Shares Actual	Implied	Price	Principal Actual	Implied	Comm Per Share Actual	Implied	Gross Comm Actual	Implied	Portfolio	Purpose

Deutsche Bank

| 3/21/2012 B | | ziggo.as | | 13418 | 24.43 | | 327843.8 | | 0.2199 | | 2950.6 | 4750 | IPO |
| TOTAL | | | | 13418 | | | 327843.8 | | | 0 | 2950.6 | | |

HSBC

| 3/21/2012 B | | ziggo.as | | 7952 | 24.43 | | 194292.3 | | 0.2199 | | 1748.63 | 4750 | IPO |
| TOTAL | | | | 7952 | | | 194292.3 | | | 0 | 1748.63 | | |

J. P. Morgan Chase

| 3/21/2012 B | | ziggo.as | | 19133 | 24.43 | | 467479.2 | | 0.2199 | | 4207.31 | 4750 | IPO |
| TOTAL | | | | 19133 | | | 467479.2 | | | 0 | 4207.31 | | |

Nomura Securities International

| 3/21/2012 B | | ziggo.as | | 8697 | 24.43 | | 212495 | | 0.2199 | | 1912.45 | 4750 | IPO |
| TOTAL | | | | 8697 | | | 212495 | | | 0 | 1912.45 | | |

RBS ABN Amro

| 3/21/2012 B | | ziggo.as | | 5466 | 24.43 | | 133551.5 | | 0.2199 | | 1201.96 | 4750 | IPO |
| TOTAL | | | | 5466 | | | 133551.5 | | | 0 | 1201.96 | | |

SG Americas

| 3/21/2012 B | | ziggo.as | | 2981 | 24.43 | | 72835.18 | | 0.2199 | | 655.52 | 4750 | IPO |
| TOTAL | | | | 2981 | | | 72835.18 | | | 0 | 655.52 | | |

UBS Securities

| 3/21/2012 B | | ziggo.as | | 13418 | 24.43 | | 327843.8 | | 0.2199 | | 2950.6 | 4750 | IPO |
| TOTAL | | | | 13418 | | | 327843.8 | | | 0 | 2950.6 | | |

======== ========

Foreign syndicated offerings

Syndicate Type	Trade Date	Ticker	Name	Total Offering Value	Price	Gross Spread	Gross Spread %
Secondary	2/18/11	ST	Sensata Technologies Holding NV	$663,000,000 (USD)	$33.15 (USD)	$1.16025 (USD)	3.50%
IPO	5/24/11	YNDX	Yandex NV	$1,304,352,200 (USD)	$25.00 (USD)	$1.25 (USD)	5.00%